CUSIP No. 74972G103

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No 2)*
RPX Corporation
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
74972G103
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures Growth I (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands) (branch of Canadian partnership)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	695,907 *
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	695,907 *
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	695,907 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	1.3% *
12.	Type of Reporting Person	PN

* Holdings as of December 31, 2013.  As of the date hereof, the Reporting Persons hold no Common Stock.

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	24,279 *
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	24,279 *
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	24,279 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	Less than 0.1% *
12.	Type of Reporting Person	PN

* Holdings as of December 31, 2013.  As of the date hereof, the Reporting Persons hold no Common Stock.

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures IV (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	327,883 *
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	327,883 *
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	327,883 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	0.6% *
12.	Type of Reporting Person	PN

* Holdings as of December 31, 2013.  As of the date hereof, the Reporting Persons hold no Common Stock.

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	31,123 *
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	31,123 *
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	31,123 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	Less than 0.1% *
12.	Type of Reporting Person	PN

* Holdings as of December 31, 2013.  As of the date hereof, the Reporting Persons hold no Common Stock.

CUSIP No. 04033A100

1.	Name of Reporting Person	Yucca Partners L.P. Jersey Branch
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	6,514 *
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	6,514 *
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,514 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	Less than 0.1% *
12.	Type of Reporting Person	PN

* Holdings as of December 31, 2013.  As of the date hereof, the Reporting Persons hold no Common Stock.

CUSIP No. 04033A100

Amendment No. 2 to Schedule 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2012 and Amendment No. 1 thereto filed on January 24, 2013 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

Item 4.    Ownership.

Item 4 is hereby amended and restated as follows:

(a) through (c):

The information requested hereunder is set forth in Items 5 through  9 and 11 of the cover pages to this Amendment No. 2 to Schedule 13G.  Ownership is stated as of December 31, 2013 and the ownership percentages are based on 52,691,848 shares of Common Stock outstanding as of December 31, 2013, as provided by the Issuer to the Reporting Persons.  As of the date hereof, the Reporting Persons hold no Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 04033A100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2014

YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Giles Johnstone-Scott
	Name: Title:	Giles Johnstone-Scott Authorized Signatory
By:	/s/ Alex Di Santo
	Name: Title:	Alex Di Santo Authorized Signatory
INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ Nigel Greenwood
	Name: Title:	Nigel Greenwood Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ Nigel Greenwood
	Name: Title:	Nigel Greenwood Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
INDEX VENTURES IV (JERSEY) L.P.
By:	/s/ David Hall
	Name: Title:	David Hall Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV (Jersey) L.P.
INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Hall
	Name: Title:	David Hall Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.